November 22, 2024

George Athanasiadis
Chief Executive Officer
Eco Bright Future, Inc.
World Trade Center El Salvador
Calle El Mirador, 87 Ave Norte
San Salvador, El Salvador

       Re: Eco Bright Future, Inc.
           Amendment No. 5 to Registration Statement on Form 10
           Filed October 21, 2024
           File No. 000-56658
Dear George Athanasiadis:

       We have reviewed your amended filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10
General

1.     Please revise your disclosure throughout to clarify:
           your ability to earn revenue prior to obtaining the necessary licenses and highlight your revenue and net losses along with the risk to your business if the licenses to operate are not approved in El Salvador, Thailand, Indonesia, Guatemala, the
           UAE, Tunisia and any other jurisdictions material to your current business plans or if you are unable to obtain the necessary capital to begin operations;
           the status of the licenses needed to begin operations, including the status of the digital license agreement with the bank in Thailand along with a description of the material terms of the licensing agreement and the identity of the bank;
           the wallets that you intend to offer to users of your platform; and November 22, 2024
Page 2

             when the national DNS service will be launched, as you disclose on page 3 that it is expected to be launched sometime between September 2020 and January 2021.
2. We note your response to prior comment 1. Please revise to include disclosure related to your processes and procedures for monitoring your products' compliance with
       Section 2(a)(1) of the Securities Act. For example, please include disclosure explaining who conducts your Howey test analysis when the need arises, whether your process involves consulting legal counsel and whether your process includes any other steps.
Prior Operations
Organizational History, page 2

3. We note your response to prior comment 5. Your disclosure that you do not have ongoing agreements with Tunisia other than your contracting service is inconsistent your disclosure on page 2 that states that "[c]urrently, The Internet Agency of Tunisia
       (ATI) has partnered with Universa Hub Africa" and that "ATI sign[ed a] 10 year partnership with 'Universa Hub Africa.'" Please revise for clarity and consistency, and please describe the material terms of the agreement, including your obligations in connection with the agreement, how you earn revenues pursuant to the agreement and the termination provisions of the agreement.
Present Operations, page 7

4. We note your disclosure on page 3 that you have an agreement with a Digital Asset
       Service Provider in El Salvador that will allow you to tokenize certain assets and commodities. Please disclose the material terms of the Digital Asset Service Provider agreement and include this contract as an exhibit to your registration statement or tell us why this is not necessary.
5. We note your response to prior comment 9. Please describe the material terms of the partnership agreement with Al Khaleej Sugar, including your role in the partnership and how you earn revenue or will earn revenue pursuant to the partnership agreement.
       In addition, revise to disclose the following:
           the mechanics of how tokens are exchanged on the Digital Sugar Exchange platform;
           a description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders;
           how your platform and the DMCC work together to prevent issues like double spending;
           to the extent that the sugar exchange is operational, quantitative information regarding the number of transactions recorded and the value of the tokenized
           Sugar Warrants as compared to the underlying asset; and
           provide consistent disclosure throughout regarding whether or not you have obtained the necessary licenses to offer your products and services in the UAE.
           For example purposes only, please see your disclosure on page 5 as compared to your disclosure regarding your partnership with Al Khaleej Sugar and the DMCC.
 November 22, 2024
Page 3
6.     We note your revised disclosure on page 4 that "[t]he custody will be with the
       government or business providing the token or will be held by the end user in their wallet or stored locally on their personal device." Please revise to clarify what you mean by "end user" and explain whether and how tokens will be restored in the case of a lost device. In this regard, we note your disclosure that "[i]n case of loss of device there is a record that the end user can access by verifying their identity."
7. We note your response to prior comment 11. Please disclose the material terms of your agreement with the Bank of Abu Dhabi and the DMCC related to gold tokenization. In addition, disclose how an end-user will be able to prove ownership
       without the token and how discrepancies between the blockchain and other proofs of ownership will be resolved. Also please revise to clarify what you mean by your disclosure on page 9 that "Network is stored the full history of transactions, including hash of both receiver and sender, which would allow [you] to find all information needed for KYT . . . procedures."
8.     We note your response to prior comment 12 and your added risk factor related to
       failures of your KYC/AML program. Please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open-source platform and developer infrastructure which enables everyone to access and participate in the
       global economy and Real-World Assets (RWA) tokenization    with an
explanation
       specifically focused on the open-source nature of your blockchain and the difficulties inherent to that characteristic when it comes to restricting use. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

9. We acknowledge your response to prior comment 19 and your revised disclosure of your present operations on pages 7-9. In your response and disclosure, you disclose a partnership with Al Khaleej Sugar and DMCC to launch the digital sugar exchange -
       Universa Digital Sugar Trading DMCC - and disclose similar plans regarding your agreement for gold tokenization with NewCo Gold Trading DMCC. Please respond to the following:
           Clarify for us whether Universa Sugar Trading DMCC and Universa Gold Trading DMCC are distinct legal entities.
           Describe for us the ownership structure of Universa Sugar Trading
DMCC
           and Universa Gold Trading DMCC and tell us who controls and consolidates the entities. Also, tell us if NewCo Gold Trading DMCC and Universa Gold Trading
           DMCC are the same entity.
           Confirm our understanding that the DMCC Tradeflow warrant conveys ownership of the underlying commodities.
           You disclose in response to prior comment 11 and in your disclosure on page 7 that title of the warrant for sugar and gold is transferred to Universa Sugar
           Trading DMCC and Universa Gold Trading DMCC, respectively. Clarify for us if you take title of the warrant indirectly through control of Universa Sugar
           Trading DMCC and Universa Gold Trading DMCC. Additionally, to the extent Universa Sugar Trading DMCC and Universa Gold Trading DMCC
are not
           legal entities, explain to us how those entities are able to take title to warrants.
 November 22, 2024
Page 4

             Clarify for us whether any consideration was exchanged at the time title to the warrant was conveyed to Universa Digital Sugar Trading DMCC or will be
           exchanged at the time the warrant will be conveyed to Universa Gold Trading
           DMCC.
             Confirm for us whether the digital token represents legal ownership of the warrant.
             Clarify for us the legal rights and obligations associated with the warrants and related digital tokens.
             Tell us which entity sells the tokens to the end user.
             Explain to us your involvement, if any, with secondary transactions on the digital gold trading platform, and tell us if there is a similar platform for the sugar exchange.
10. We acknowledge your response to prior comment 20. In your response, you state that, in the future, you will recognize blockchain activities on a consolidated basis. Please
       clarify what you mean by    blockchain activities    in your response.
In addition, given
       you have previously tokenized sugar and have plans to tokenize gold, explain to us why you do not currently recognize blockchain activities on a consolidated basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets